Exhibit (a)(2)

Retek Inc. Retek on the Mall 950 Nicollet Mall Minneapolis, MN 55403 phone 612.587.5000 fax 612.587.5100 www.retek.com	Atlanta Hamburg London Melbourne Paris Tokyo
March 22, 2005
Dear Retek Stockholder:
      I am pleased to inform you that today Retek entered into a merger agreement with Oracle Corporation and its wholly owned subsidiary under which Oracle is offering to purchase all Retek shares for $11.25 per share. As you know, Retek had previously entered into a merger agreement with SAP America under which SAP America offered to purchase all Retek shares for $11.00 per share. Retek terminated that agreement immediately before executing the Oracle merger agreement.
      Oracle’s tender offer is currently scheduled to expire at 12:00 midnight, New York City time, on Tuesday, April 5, 2005. Following the successful completion of the tender offer (and subject to the satisfaction or waiver of certain additional conditions), Oracle’s subsidiary will be merged with and into Retek, and all shares of Retek common stock not purchased in the tender offer (other than shares held by Oracle, its subsidiary, or Retek stockholders who have perfected appraisal rights under Delaware law) will be converted into the right to receive $11.25 per share.
      Retek’s board of directors has approved Oracle’s tender offer and has determined that the tender offer is fair to and in the best interests of Retek’s stockholders. Accordingly, the board of directors recommends that you accept Oracle’s tender offer and tender your shares pursuant to that offer.
      Enclosed with this letter is a Schedule 14D-9 containing the recommendation of Retek’s board and explaining the reasons behind the recommendation, as well as the background to the transaction and other important information. Included as Annex B to the Schedule 14D-9 is the written opinion, dated March 21, 2005, of Deutsche Bank Securities Inc., financial advisor to the Retek board, to the effect that, as of that date and based on and subject to the matters stated in the opinion, the consideration to be received by Retek stockholders under the Oracle merger agreement is fair, from a financial point of view.
      A copy of Oracle’s Offer to Purchase and related materials, including a letter of transmittal for use in tendering your Retek shares has been previously sent to you on or about March 9, 2005. As amended on March 18, 2005 to increase the price per share to $11.25, those documents set forth the terms and conditions of Oracle’s tender offer and provide instructions as to how to tender your shares. I urge you to read and consider all of the materials carefully.

Very truly yours,

Martin J. Leestma
President and Chief Executive Officer